UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2020
Commission File Number 333-249510

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated December 23, 2020, that the Company’s registration statement on Form F-4 has become effective and that the Company’s related offer to exchange certain of its currently outstanding notes, which were issued and sold in a transaction exempt from registration under the United States Securities Act of 1933 (the “Securities Act”), for an equal principal amount of its newly issued notes, which will be registered under the Securities Act, has commenced.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated December 23, 2020, entitled “Offer to Exchange the Outstanding Notes for New Notes of Equal Principal Amount which have been Registered under U.S. Securities Act”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: December 23, 2020	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary